                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                               -----------------


                                  FORM 8-A/A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               -----------------


                              RYKOFF-SEXTON, INC.
                              -------------------
              (Exact Name of Registrant as Specified in Charter)

               Delaware                                   95-2134693
----------------------------------------       ---------------------------------
(State of Incorporation or Organization)       (IRS Employer Identification no.)


613 Baltimore Dr., East Mountain Corporate Center
Wilkes-Barre, Pennsylvania                                            18702-6980
-------------------------------------------------                     ----------
(Address of Principal Executive Offices)                              (Zip Code)

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1) please check the following box. [_]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2) please check the following box. [_]

Securities to be registered pursuant to Section 12(b) of the Act:

                                             Name of Each Exchange on Which Each
Title of Each Class to be so Registered      Class is to be Registered
---------------------------------------      -----------------------------------
Preferred Stock Purchase Rights              New York Stock Exchange

       Securities to be registered pursuant to Section 12(g) of the Act:
                                     None
                               ----------------
                               (Title of class)

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

Item 1.  Description of Registrant's Securities to be Registered

     Rykoff-Sexton, Inc. ("Rykoff-Sexton") entered into a Rights Agreement (the "Initial Rights Agreement"), with Bank of America National Trust & Savings Association, as original rights agent (the "Original Rights Agent"), dated as of December 8, 1996, as amended by the Amendment to Rights Agreement, dated as of October 5, 1989, the Second Amendment to Rights Agreement, dated as of December 4, 1995, the Third Amendment to the Rights Agreement, dated as of January 31, 1996, and the Amended and Restated Rights Agreement (the "Current Rights Agreement"), dated as of May 15, 1996. On June 30, 1997, Rykoff-Sexton executed and delivered the Amendment (the "Amendment") to the Current Rights Agreement (as amended by the Amendment, the "Rights Agreement"), with Chase Mellon Shareholder Services L.L.P., as rights agent (the "Rights Agent"), as successor to Chemical Bank, which was the successor to Chemical Trust Company of California, which was the successor to the Original Rights Agent. In connection with (a) the Agreement and Plan of Merger between JP Foodservice, Inc. ("JP"), Hudson Acquisition Corp. ("Acquisition Corp.") and Rykoff-Sexton, dated as of June 30, 1997 (the "Merger Agreement"), (b) the Stock Option Agreement, dated as of June 30, 1997 (the "Rykoff-Sexton Stock Option Agreement"), between Rykoff-Sexton and JP, by which Rykoff-Sexton granted to JP an option to purchase up to 19.9% of the outstanding shares of Common Stock, par value $.10 per share, of Rykoff-Sexton ("Rykoff-Sexton Common Stock"), subject to and upon the terms specified therein, (c) the Stock Option Agreement, dated as of June 30, 1997 (the "JP Stock Option Agreement"), between Rykoff-Sexton and JP, by which JP granted to Rykoff-Sexton an option to purchase up to 19.9% of the outstanding shares of Common Stock, par value $.10 per share, of JP, subject to and upon the terms specified therein, and (d) the Support Agreement, dated June 30, 1997 (the "Support Agreement"), between JP and certain persons who own shares of Rykoff-Sexton common stock, whose names are set forth on the signature pages thereto (the "Stockholders"), pursuant to which the Stockholders have agreed, among other things, to vote their shares of Rykoff-Sexton Common Stock in favor of the merger of Rykoff-Sexton with and into Acquisition Corp. (the "Merger") (the foregoing agreements (a)-(d) being, collectively, the "Transaction Agreements"), Rykoff-Sexton has amended the terms of the Rights Agreement so that, among other things, the execution, delivery and performance of the Transaction Agreements will not (1) cause any "Rights" (as defined in the Rights Agreement) to become exercisable, (2) cause JP or any of its affiliates or associates to become an "Acquiring Person" (as defined in the Rights Agreement), or (3) give rise to a "Distribution Date" or "Triggering Event" (as each such term is defined in the Rights Agreement). A summary of the Rights, as amended, follows:

                               Summary of Rights

     Under the Rights Agreement each outstanding share of Rykoff-Sexton Common Stock, is accompanied by 0.64 preferred share purchase rights (each, a "Right"). Except as described below, each Right entitles the registered holder to purchase from Rykoff-Sexton a unit (a "Unit") consisting of one two-hundredth of a share of Series A Preferred Stock at a purchase price of $100 per Unit (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

     The Rights attached implicitly to all Rykoff-Sexton Common Stock certificates outstanding. No separate Right certificates have been distributed. A "Distribution Date" for the Rights occurs upon the earlier of (i) 10 days after a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the then outstanding Rykoff-Sexton Common Stock (an "Acquiring Person"), excluding (t) Rykoff-Sexton,
(u) any subsidiary of Rykoff-Sexton, (v) any employee benefit plan of Rykoff-Sexton or of any subsidiary of Rykoff-Sexton, (w) any entity organized, appointed or established by Rykoff-Sexton for or pursuant to the terms of any such plan, (x) Merrill Lynch Capital Partners, Inc. and certain of its affiliates (collectively, the "ML Entities") if the ML Entities shall have executed a written agreement with Rykoff-Sexton (and approved by the Rykoff-Sexton Board of Directors) on or prior to the date on which the ML Entities (together with its affiliates) became the beneficial owner of 15% or more of the Rykoff-Sexton Common Stock then outstanding, which agreement imposes one or more limitations on the ML Entities' beneficial ownership of Rykoff-Sexton Common Stock and if, and so long as, such written agreement (a "Written Agreement") (or any amendment thereto approved by at least a majority

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

of the members of the Rykoff-Sexton Board of Directors who are not affiliates or associates of an ML Entity or representatives or nominees of an ML Entity or any such affiliate or associate (the "ML Entity Directors")) continues to be in effect and bind the ML Entities and the ML Entities are in compliance (as determined by the Rykoff-Sexton Board of Directors in its discretion by at least a majority of the members who are not ML Entity Directors) with the terms of such Written Agreement (including any such amendment), provided that no amendment of any such Written Agreement shall cure any prior breach of such Written Agreement or any amendment thereto, (y) JP or any of its affiliates or associates solely as a result of the execution and delivery of the Transaction Agreements, or (z) JP or any of its affiliates or associates as a result of their being or becoming not more than a two percent beneficial owner of the then outstanding Rykoff-Sexton Common Stock (in addition to the Rykoff-Sexton Common Stock that JP has become the beneficial owner of as a result of its execution and delivery of the Transaction Agreements) (excluding, however, for purposes of determining whether such two percent limitation has been exceeded, Rykoff-Sexton Common Stock that JP would be deemed the beneficial owner of because any JPFI Benefit Plan (as that term is defined in the Merger Agreement) is the beneficial owner of such Rykoff-Sexton Common Stock as of the date of the Amendment), or
(ii) 10 days following the commencement of (or first public announcement of the intent to commence) a tender offer or exchange offer if, upon consummation thereof, the person or person proposing such offer would be the beneficial owner of 30% or more of the outstanding Rykoff-Sexton Common Stock. The Standstill Agreement, dated as of May 17, 1996, entered into by Rykoff-Sexton and the ML Entities (the "Standstill Agreement") qualifies as a Written Agreement that excludes the ML Entities from being an Acquiring Person, so long as the conditions described above are satisfied.

     Until the Distribution Date, the Rights are transferred with and only with Rykoff-Sexton Common Stock certificates. Until the Distribution Date (or earlier redemption or expiration of the Rights), certificates for Rykoff-Sexton Common Stock issued since December 18, 1986 (the record date for the initial distribution of Rights under the Initial Rights Agreement) upon transfer or new issuance of Rykoff-Sexton Common Stock contain a notation incorporating the Initial Rights Agreement by reference except that after the adoption of the Rights Agreement, such notation incorporates the Rights Agreement. Until the Distribution Date, the surrender for transfer of any certificates for Rykoff-Sexton Common Stock also constitutes the transfer of the Rights associated with the Rykoff-Sexton Common Stock represented by such certificate.

     The Rights are not exercisable until the Distribution Date. Under the Rights Agreement, the Rights expire on the earlier of (i) May 15, 2006, or (ii) immediately prior to the effective time of the Merger, unless earlier redeemed by Rykoff-Sexton at any time prior to 5:00 P.M., Chicago time, on the close of business on the thirtieth day following the date of the public announcement that an Acquiring Person has become such.

     As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of Rykoff-Sexton Common Stock as of the close of business on the Distribution Date. From and after the Distribution Date, such separate Right Certificates alone will evidence the Rights.

     In the event that, at any time following the Distribution Date, (i) Rykoff-Sexton is the surviving corporation in a merger with an Acquiring Person and Rykoff-Sexton Common Stock is not changed or exchanged, (ii) any person becomes the beneficial owner of 15% or more of the then outstanding Rykoff-Sexton Common Stock (excluding any event occurring as a result of the execution, delivery and performance of the Transaction Agreements), unless the event causing the 15% threshold to be crossed is (a) an acquisition of Rykoff-Sexton Common Stock by the ML Entities, if the ML Entities shall have executed a Written Agreement and if, and so long as, such Written Agreement (or any amendments thereto approved by at least a majority of the members of the Rykoff-Sexton Board of Directors who are not ML Entity Directors) continues to be in effect and bind the ML Entities and the ML Entities are in compliance (as determined by the Rykoff-Sexton Board of Directors in its discretion by at least a majority of the members who are not ML Entity Directors) with the terms of such Written Agreement (including any such amendment), provided that no amendment of any such Written Agreement shall cure any prior breach of such Written Agreement or any amendment thereto, (b) a transaction in which the holders of Rights have

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

the right to receive common stock of the acquiring entity, as described below, or (c) an acquisition of Rykoff-Sexton Common Stock pursuant to a tender offer or exchange offer of all outstanding Rykoff-Sexton Common Stock at a price and on terms determined by a majority of "disinterested" members of the Rykoff-Sexton Board of Directors to be fair and otherwise in the best interests of Rykoff-Sexton and its stockholders, or (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement (each a "Flip-In Event"), then each holder of a Right would thereafter have the right to receive upon exercise thereof at the then current Purchase Price of the Right, Rykoff-Sexton Common Stock (or, in certain circumstances, a combination of cash, other property, Rykoff-Sexton Common Stock or other securities) that have a value of two times the Purchase Price of the Right. As noted above, the Standstill Agreement qualifies as a Written Agreement that excludes the acquisition of Rykoff-Sexton Common Stock by the ML Entities from being a triggering event under the foregoing provisions, so long as the conditions described above are satisfied. In the event that, at any time following the Distribution Date, Rykoff-Sexton is acquired in a merger (excluding the Merger) or other business combination transaction or 50% or more of its assets or earning power are sold, provision would be made so that each holder of a Right would thereafter have the right to receive, upon the exercise hereof at the then current Purchase Price of the Right, common stock of the acquiring entity which has a value of two times the Purchase Price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events described above in this paragraph, any Rights that are or were beneficially owned by an Acquiring Person or affiliates or associates of an Acquiring Person would be null and void.

     The Purchase Price payable and the number of Units of Series A Preferred Stock or other securities or property issuable upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Series A Preferred Stock, (ii) upon the grant to holders of the Series A Preferred Stock of certain rights or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the current market price of the Series A Preferred Stock or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price is required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading date prior to the date of exercise.

     At any time until 30 days following the public announcement that a person or group or affiliated or associated persons (excluding any transaction occurring pursuant to the Transaction Agreements) has acquired beneficial ownership of 15% or more of the outstanding Rykoff-Sexton Common Stock, Rykoff-Sexton can redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The Rykoff-Sexton Board of Directors can from time to time, in its discretion, extend the period of redemption. Immediately upon action of the Rykoff-Sexton Board of Directors ordering redemption of the Rights, the Rights terminate and the only right of the holders of Rights is to receive the Redemption Price.

     Until a Right is exercised, the holder thereof has no rights as a stockholder of Rykoff-Sexton (other than those as an existing stockholder), including, without limitation, the right to vote or to receive dividends.

     The Series A Preferred Stock purchasable upon exercise of the Rights is nonredeemable and is subordinate to any other series of Rykoff-Sexton Preferred Stock that may be issued in the future unless such series is specifically stated to be junior. Each whole share of Series A Preferred Stock has a minimum preferential quarterly dividend of either $20 per share or 200 times the dividend per share declared on Rykoff-Sexton Common Stock, whichever is greater. In the event of liquidation, the holders of Series A Preferred Stock receive a preferred liquidation payment of either $200 per share or 200 times the payment made per share of Rykoff-Sexton Common Stock, whichever is greater. Each whole share of Preferred Stock has 200 votes, voting together with the Rykoff-Sexton Common Stock. In the event of any merger (excluding the Merger), consolidation or other transaction in which Rykoff-Sexton Common Stock is exchanged, each

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

share of Series A Preferred Stock would be entitled to receive 200 times the amount received per Rykoff-Sexton Common Stock. The rights of the Series A Preferred Stock are protected by customary antidilution provisions. Because of the nature of the Series A Preferred Stock's dividend, liquidation and voting rights, Rykoff-Sexton expects that the value of the one two-hundredth of a share of Series A Preferred Stock purchasable (as described above) upon the exercise of each Right to approximate the value of one Rykoff-Sexton Common Stock.

     The Rights Agreement and the Rights have certain anti-takeover effects. The Rights cause substantial dilution to a person or group that attempts to acquire Rykoff-Sexton on terms not approved by the Rykoff-Sexton Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Rykoff-Sexton Board of Directors because of the ability of the Rykoff-Sexton Board of Directors and the Rights Agent to amend the Rights Agreement (and with respect to the Merger, the Rykoff-Sexton Board of Directors has exercised this ability by approving the Amendment) and because the Rights can be redeemed by the Rykoff-Sexton Board of Directors at the Redemption Price until 30 days following the public announcement that a person or group of affiliated and associated persons has acquired beneficial ownership of 15% or more of the outstanding Rykoff-Sexton Common Stock.

     The terms of the Rights Agreement can be amended by Rykoff-Sexton and the Rights Agent, but following a Distribution Date no amendment can adversely affect the interests of holders of the Rights.

     This summary description of the Current Rights Agreement, and the Amendment, does not purport to be complete and is qualified in its entirety by reference to the full text of such documents. The Rights Agreement, which was attached as exhibit 4.3 to Rykoff-Sexton's Form 10-K, filed July 26, 1996, is hereby incorporated by this reference. The Amendment, which was attached as exhibit 4.1 to Rykoff-Sexton's Form 8-K, dated June 30, 1997, is hereby incorporated by this reference.

Item 2. Exhibits

     The exhibits listed in the accompanying Exhibit Index are filed as part of this Form 8-A/A.

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

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            RYKOFF-SEXTON, INC.


                                            By: /s/ David F. McAnally
                                                ----------------------------
                                            Name:   David F. McAnally
                                            Title:  Senior Vice President and
                                                    Chief Financial Officer



Dated:  July 9, 1997

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

                                 EXHIBIT INDEX

                              Rykoff-Sexton, Inc.

                                  Form 8-A/A


Exhibit No.    Description
--------------------------------------------------------------------------------
    2.1        Agreement and Plan of Merger, dated as of June 30, 1997, by and among Rykoff-Sexton, Inc., JP Foodservice, Inc. and Hudson
               Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Rykoff-Sexton, Inc. Form 8-K, dated as of June 30, 1997)

    4.1 Amended and Restated Rights Agreement, dated as of May 15, 1996, by and between Rykoff-Sexton, Inc. and Chemical Bank, as Rights
               Agent (incorporated by reference to Exhibit 4.3 to the Rykoff-
               Sexton, Inc. Form 10-K, filed as of July 27, 1996)

    4.2        Amendment to Amended and Restated Rights Agreement, dated as of
               June 30, 1997, by and between Rykoff-Sexton, Inc. and Chase
               Mellon Shareholder Services L.L.C., as successor in interest to Chemical Bank, as Rights Agent (incorporated by reference to
               Exhibit 4.1 to the Rykoff-Sexton, Inc. Form 8-K, dated as of June
               30, 1997)

    10.39 Standstill Agreement, dated as of May 17, 1996, by and between Rykoff-Sexton, Inc., on the one hand, and the other persons set forth on the signature pages thereto, on the other hand
               (incorporated by reference to Exhibit 10.39 to the Rykoff-Sexton, Inc. Form 10-K, filed as of July 27, 1996)

    99.1       Stock Option Agreement, dated as of June 30, 1997, by and between
               Rykoff-Sexton, Inc., as issuer, and JP Foodservice, Inc., as granted (incorporated by reference to Exhibit 99.2 to the Rykoff-
               Sexton, Inc. Form 8-K, dated June 30, 1997)

    99.2       Stock Option Agreement, dated as of June 30, 1997, by and between
               JP Foodservice, as issuer, and Rykoff-Sexton, Inc., as grantee
               (incorporated by reference to Exhibit 99.3 to the Rykoff-Sexton, Inc. Form 8-K, dated June 30, 1997)

    99.3       Support Agreement, dated as of June 30, 1997, by and between JP
               Foodservice, Inc., on the one hand, and those stockholders of Rykoff-Sexton, Inc. set forth on the signature pages thereto, on the other hand, and acknowledged by Rykoff-Sexton, Inc.
               (incorporated by reference to Exhibit 99.4 to the Rykoff-Sexton, Inc. Form 8-K, dated June 30, 1997)

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